Boucherville, October 21, 2010

Mr. Donald F. Delaney
United States Securities and Exchange Commission                                                                                                VIA EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Strateco Resources Inc. Form 10-K for the year ended December 31, 2009 Filed March 16, 2010 Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010 File No. 0-49942

Sir,

Strateco Resources Inc. (the “Company” or “We”) has requested from the undersigned to forward to your attention the responses to U.S. Securities and Exchange Commission (“SEC”) letter of comments dated September 28, 2010 (“Letter of comments”) concerning Form 10-K for the year ended December 31, 2009 and Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010.

The responses to the Letter of comments that required explanations or additions and corrections in future filings are presented according to the same order than they were presented in the Letter of comments. The Company requested one additional delay of 10 business days by cover letter filed on EDGAR

When the responses required an amendment, the Company provides in its answers the text to be included in future filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 5

1.
In addition to its previous answer to SEC letter of comments dated October 20, 2008 concerning this subject matter, the Company can provide the basis for its statement and reconcile the different statements related to competition and could disclose this reconciliation in future filings at Item 1. Business of Form 10-K as follows:

“The Company is involved in exploration of uranium as a junior company and to its cognizance; there exists no business competition between companies involved in exploration of uranium.

Strateco Resources Inc.
1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1
Tel: (450) 641-0775 * Fax: (450) 641-1601

The main business of the Company is to discover by exploration as much as possible of resources of uranium to eventually become a producer of uranium and to sell this uranium at the market value.

There are only a few producing uranium companies in Canada and the demand for uranium throughout the world exceeds the capacity of production of these companies. These companies have interest to help the uranium exploration companies through the process of satisfying requirements of Canadian federal regulatory authorities in order to safeguard the recognition of a safe and efficient uranium exploration and uranium production business in Canada.

In fact, most of the companies cooperate with each other, exchange or trade equipment, consultant services and knowledge regarding the complex requirements of health and safety standards.

However, in the mining industry in Canada in general, a certain competition may exist when a company needs to retain and to hire geologists and mining technicians which are difficult to find in Québec or in Canada The Company was however able through a management company, up to now, to recruit in Europe and Canada and to retain qualified personnel and consultants and to help them qualify to work in uranium exploration.

Another aspect of competition for the whole mining industry in general is the acquisition of claims and many factors may influence their value upon acquisition. But once the interest in the claims of the property is acquired by the Company or is subject to an agreement of purchase or with option to acquire an interest in the property, the claims of the property and the adjacent claims as well, are protected by the agreement as an interest area. For the moment the Company holds sufficient mining claims to pursue its objectives. “

2.            At the end of section Business, of Form 10-K, in future filings the Company will add the following text:

“Further information concerning the Company’s activities can be consulted on the Company’s web site at www.stratecoinc.com. As soon as reasonably practicable after the Company filed its annual report under Form 10-K, its quarterly reports under Forms 10-Q, its required Form 8-K and amendments to those reports with the SEC, the Company makes these reports available electronically through its web site at section Corporative Documentation and subsection Annual and quarterly reports with the Internet link to Edgar data base at: http://www.stratecoinc.com/en/corporate-documentation/annual-and-quarterly-reports.php.”

Risk Factors, page 7

3.            According to the Company, the discussion in the subheading “The Company is at an exploration stage” provides a clear discussion on the impact of the various risks facing the Company, and the impact of those risks on the shareholders of the Company. We would like to draw your attention, for example, to the second last sentence of the second paragraph which states “Depending on the price of the natural resources produced, the Company may decide not to undertake or continue commercial production.” as well as the last sentence of the third paragraph “…the majority of the properties do not contain any reserves and any funds spent on exploration will probably be lost.”

The Company originally referenced to other commodities to provide examples that uranium is affected by similar market forces in determining its price per pound.  The other commodities noted do not have an impact or at least a direct impact on the Company. To avoid any confusion that these commodities may have an impact on the Company, the reference to them will be removed.

However, to specifically address the example regarding commodity prices, the Company will adjust in future filings the disclosure to read: “The market for uranium, like any other mineral, can be affected by factors beyond the Company’s control.  Commodity prices have fluctuated widely, particularly in recent years. The impact of these factors cannot be accurately predicted, however low uranium commodity prices may reduce the profitability of the operation or altogether prevent a property from being developed.” So that it reads as follows:

“Exploration and Mining

The Company is at an exploration stage. Exploration and mining activities are subject to a high level of risk. Few exploration properties reach the production stage. Unusual or unexpected formations, fires, power failures, labour conflicts, floods, rockbursts, subsidence, landslides and the inability to locate the appropriate or adequate manpower, machinery or equipment are all risks associated with mining activities and the execution of exploration programs.

The development of resource properties is subject to many factors, including the cost of mining, variations in the material mined, fluctuations in the commodities and exchange markets, the cost of processing equipment and other factors such as aboriginal claims, government regulations including in particular regulations on royalties, authorized production, importation and exportation of natural resources and environmental protection. Depending on the price of the natural resources produced, the Company may decide not to undertake or continue commercial production. Most exploration projects do not result in the discovery of ore.

The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote. In all probabilities, the majority of the properties do not contain any reserves and any funds spent on exploration will probably be lost.

Even if the Company completes the current exploration program and it is successful in identifying a mineral deposit, the Company will have to spend substantial funds on further drilling and engineering studies before the Company knows if it has a commercially viable mineral deposit, a reserve.

The market for uranium, like any other mineral, can be affected by factors beyond the Company’s control.  Commodity prices have fluctuated widely, particularly in recent years. The impact of these factors cannot be accurately predicted, however low uranium commodity prices may reduce the profitability of the operation or altogether prevent a property from being developed.”

The Company will also append in future filings onto the “Uninsured Risks” subheading the following phrase, “…and therefore may affect the profitability and or viability of a project.” so that it reads as follows:

“Uninsured Risks

The Company could become liable for subsidence, pollution and other risks against which it cannot insure itself or chooses not to insure itself due to the high cost of premiums or for some other reason. Payment of such liabilities could decrease or even eliminate the funds available for exploration and mining activities and therefore may affect the profitability and or viability of a project.”

In the interest of comprehensive disclosure, the Company will include in future filings at Item 1A: Risk Factors of Form 10-K the other risk subheadings discussed on pages 80 and 81.  For the risk factor entitled: “Titles to Properties” we will add the sentence explaining that until the title or interest in the property is registered on the Registry of titles and interests in mining claims of the Ministry of natural resources and wildlife of Québec, there is a risk that the options to acquire an interest be subject to unregistered prior agreements non compliant with regulatory requirements, the disclosure will be adjusted in future filings so that it reads as follows:

“Titles to Property

Although Management has taken steps to verify title to mining properties in which the Company has an option to acquire an interest, in accordance with industry standards for the current stage of exploration of such properties, options to acquire interests and interests in Property may be subject to unregistered prior agreements and be non-compliant with regulatory requirements until interests in mining claims and Titles are registered in Québec, Canada.”

For the risk factor entitled: “Financing and Development Risks” we will add the sentence “The inability to attract sufficient financing and or experienced personnel may negatively affect the profitability or the viability of a project.” so that it reads as follows:

“Financing and Development Risks

The Company has incurred losses to date and does not presently have the financial resources required to finance its planned exploration and development programs. Development of the Company’s properties therefore depends on its ability to obtain the additional financing required. There can be no assurance that the Company will succeed in obtaining the required funding. Failure to do so may lead to substantial dilution of its interests (existing or proposed) in its properties. The inability to attract sufficient financing and or experienced personnel may negatively affect the profitability or the viability of a project.

Furthermore, the Company has limited experience in developing a resource property, and its ability to do so will depend on the use of experienced people or in the signature of agreements with major resource companies that can produce such expertise.”

4.           The Company states in the subheading “The Company is at an exploration stage” that “the Company will have to spend substantial funds on further drilling and engineering studies before the Company knows if it has a commercially viable mineral deposit, a reserve.” Further, in the Risk factor entitled “Financing and Development” to be added at Item 1A: Risks Factors, the Company has disclosed the following sentence: “Development of the Company’s properties therefore depends on its ability to obtain the additional financing required. There can be no assurance that the Company will succeed in obtaining the required funding.”

To respond to your question and to clarify the matter further, the Company will add the following sentence: “Future financing may take a variety of forms, the nature and conditions of which cannot be reliably predicted.  Debt financing may include restrictive covenants. Equity issuances may have a dilutive effect on current shareholders.  Management is continually working to secure the necessary financing needed to achieve the objectives of Company.”  so that it reads as follows:

“Financing and Development “

The Company has incurred losses to date and does not presently have the financial resources required to finance its planned exploration and development programs. Development of the Company’s properties therefore depends on its ability to obtain the additional financing required. There can be no assurance that the Company will succeed in obtaining the required funding. Failure to do so may lead to substantial dilution of its interests (existing or proposed) in its properties. The inability to attract sufficient financing and or experienced personnel may negatively affect the profitability or the viability of a project. Future financing may take a variety of forms, the nature and conditions of which cannot be reliably predicted.  Debt financing may include restrictive covenants. Equity issuances may have a dilutive effect on current shareholders. Management is continually working to secure the necessary financing needed to achieve the objectives of Company”

Furthermore, the Company has limited experience in developing a resource property, and its ability to do so will depend on the use of experienced people or in the signature of agreements with major resource companies that can produce such expertise.”

Properties, page 8

5.          At Item 2. Properties of Form 10-K, we could insert in future filings additional information after each footnote numbers (3), (4) and (5), following the table describing claims and interests for each property so that they read as follows:

(3)
The Company holds a 100% interest in all minerals other than diamonds in the ECLAT PROPERTY since June 15, 2009. This Royalty will be payable, upon production, in favour of the Vija Ventures Corporation on all minerals other than diamonds and 2% portion in favour of Vija Ventures Corporation of all gross proceeds from the sale or disposition of carbon emission rights tied to the production of uranium from the property. For additional information concerning rights or obligations of parties to this Agreement, please see section “Mining Claims of Item 2.Properties-ECLAT PROPERTY;”

(4)
The Company detains an option to acquire a 60% interest in the PACIFIC BAY-MATOUSH PROPERTY over a period of 4 years ending in 2011. Only Pacific Bay Minerals Ltd. its successors and assigns will be responsible to pay this Yellow Cake Royalty to Pierre Angers, upon production For additional information concerning rights or obligations of parties to this Agreement or third party, please see section “Mining Claims of Item 2.Properties-PACIFIC MATOUSH PROPERTY;”

(5)
The Company detains an option over a period of 3 years ending in 2011 to acquire an interest of 60% on uranium rights only, on the Mistassini Property. This Royalty will be payable upon production by the parties to the option and joint venture agreement in favour of Northern Superior Resources Inc. For additional information concerning rights or obligations of parties to this Agreement or third party, please see section “Mining Claims of Item 2.Properties-MISTASSINI PROPERTY;”

At Item 1.A of Form 10-K, we will add in future filings a Risk factor entitled:

“Options and Joint-Venture Agreements”:

The Company enters into Option and Joint Venture Agreements in which 1) other parties may have interests in the same claims but for other minerals than uranium; or 2) in which the Company must obtain consent from the parties to obtain the priority for the Company to explore and produce uranium for the duration of the Option and Joint Venture Agreement; or 3) in which the royalties must sometimes be paid not by the Company but by the other party to a third party pursuant to a previous engagement with the other party to the Agreement; or 4) in which another party may manage the Option or the Joint Venture or (5) in which the Company’s interest may be diluted, if the Company fails to incur exploration expenditures. If the Company fails to pay the sums due or fail to issue the securities pursuant to the terms of the agreements, the option to acquire an interest or the interest in a property could be abandoned or lost and all sums invested by the Company in these claims could be lost.

6.           Each of these agreements did not represent more than 15% of the assets of the Company as discussed in Part III-Financial Statements Note 8 entitled: MINING PROPERTIES AND DEFERRED EXPENDITURES, subsection Mining properties of the Financial Statements. Item 601, (10) ( C ) of Regulation S-K does not define such contract to be material and the Company considered that it did not have to file these agreements as Exhibits to Form 10-K in such a case.

7.           We will revise in future filings at Item 2 Properties of Form 10-K, all but the first caption to give numerical references to sub-items.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66 General

8.          The section entitled “2009 Highlights in Canadian dollars” at Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD &A), page 66 was intended to be the “Overview” of the most important matters on which the Company focused in evaluating its financial condition an operating performance. The Company believes the information requested in the present comment is already largely available in this Item 7 of Form 10-K. Because of the nature of the Company’s activities, the discussion and disclosure does not necessarily follow the form utilized by “traditional” organizations. The Company is engaged in exploration activities, primarily focused on uranium deposits located in northern Quebec and does not currently have revenue-generating operations.  The MD&A therefore does not perhaps contain the same style and format of disclosure of a “traditional” revenue- and or profit-generating organization.

The Company’s financial condition is evaluated based on the working capital and liquidity which is discussed on page 69 in the subheading Liquidity and on page 67 in subheading Projects and new acquisitions.

The Company’s “operating performance” is described as the continuation of exploration and development activities as discussed on page 66 in Item 7.

The steps being taken to address the various opportunities, challenges and risks are discussed in the subheading entitled “Strategy and Action Plan” on page 68 at Item 7.

In response to your request to fulfill Item 303(a)(2) of Regulation S-K, please refer to section “Capital resources” on page 70. In addition, there are various references throughout the document referring to the financing requirements and activities of the Company.  The additional disclosure in response to your Comment number 4 also adds disclosure with respect to the potential mix and impact of future financing.

The Company will add in future filings the following section at Item 7:

“Off balance-sheet arrangements: The Company does not have any off balance-sheet arrangements.”

Liquidity, page 69

9.          The initial comments in the subheading Liquidity on page 69 of Item 7, refer to how the Company manages its liquidity risk.  The Company has few commitments and should it experience a delay or reduction in financing, it has the option to reduce or postpone its exploration activities and reduce its cash outflows while still maintaining operations to a relatively low level. Therefore, the Company has assessed its liquidity risk as moderate.  Your Comment refers to “obligations over the next 12 months”, however it is important to distinguish between “obligations” and “exploration budgets”.  The Company’s assessment is that our exploration budgets can be sufficiently diminished to reflect any reduction in financing level, however that the level of the Company’s obligations is not significant enough to substantiate an assessment of high risk regarding our liquidity risk.

The Company does recognize that there is a certain level of liquidity risk, and considers that its disclosure of the risk, their impact, and what the Company is doing to address the risk is sufficiently discussed throughout the document.

10.          The Company completed three public offerings of securities in the years 2001, 2002 and 2004 in Quebec, Canada and several private placements in Canada and other countries in the world and none to date in the United States. The Company qualifies and pays extra fees on an annual basis to qualify with the Canadian regulatory authorities to be admissible to file a simplified prospectus to engage rapidly a public offering whenever it would be necessary to do so in Canada.

Results of Operations, page 71

11.          In future filings the Company will insure that an analysis more in depth of the financial statements in its MD&A in following the Item 303 of Regulation S-K and SEC Release No. 33-8350 so that a discussion of Results of Operations could read as follows:

“The Stock-based compensation expense decreases from 2007 to 2008 and 2008 to 2009 can be attributed to several factors.  In 2009, 1,077,500 options were granted versus 1,363,500 in 2008 and 1,499,000 in 2007.  The decreased number of options was a result of a trend by the Company to grant a fewer number of options.  The fair value of the options granted is determined using the Black-Scholes’ option-pricing model.  The fair values established were at $0.41 per option in 2009 versus $0.7627 in 2008 and $1.3110 in 2007. The Black-Scholes’ option-pricing model incorporates several assumptions in its determination of the fair value of the granted options. Those assumptions include the common stock price at the time of the grant and the risk-free interest rate. During the period from 2007 to 2009, the common stock price of the Company decreased as did the risk-free interest rate, thereby decreasing the fair value of the options granted. Further, the options granted in 2009 were granted at a strike price higher than the market value at the time of the grant. This further decreases the fair value of the options, and therefore, the stock-based compensation expense.

General and administrative expenses decreased between 2007 and 2008 due to a number of factors.  In 2007, the Company incurred one-time listing and registration fees and made a significant donation.   In addition, there was a reduction in the level of investor relations activities in 2008 versus 2007.  In 2009, the trend was reversed and investor relations activities were increased thus increasing the corresponding expense.  Additionally, the increasing advancement of the Company required an additional level of professional financial support.

The fair value variation for financial instruments held for trading is a direct result of changes in the market value of investments held by the Company.  In 2008, the market value of the investments held by the Company decreased drastically, which was consistent with general market conditions at the time. The market value stabilized in 2009 and saw a small improvement.

In 2008, as a result of a lack of recent significant work performed on one mineral property, the Company recorded a write-off of the deferred expenditures and mining property balances related to that mineral property.  No other properties required similar write-downs in 2007 and 2009.”

Tabular Disclosure of Contractual Obligations as of December 31, 2009, page 74

12             We will revise future filings in Form 10-K to insure that the contractual obligations table include the related footnotes corresponding to the specific items in the table so that it could read as follows:

“Contractual Obligations		Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	Total $	$	$	$	$
Obligation under capital lease (1)	360,000	180,000	180,000	-	-
Operating Lease Obligation (2) (3)	200,743	139,623	61,120	-	-
Asset retirement obligation (4)	200,000	-	200,000	-	-
Purchase and Options to Purchase	-	-	-	-	-
Other Long-Term Liabilities reflected on the Registrant’s Balance Sheet under GAAP	-
Total contractual obligations	760,743	319,623	441,120	-	-

(1)
In December 2009, the Company signed a new capital lease agreement for the lodging camp for 50 persons with under-structures on the MATOUSH PROJECT for a 24 month-period starting January 1, 2010. The capital lease bears interest at 9%, capital and interest are repayable in 24 monthly instalments of $15,000 commencing January 2010.

(2)
On August 9, 2009, the Company renewed a short-term lease agreement for a Carterpillar for a 9 month-period with monthly payments of $13,126. 100% of the rent payments could eventually be applied upon exercise of an option to purchase in the amount of $273,000.

(3)	On August 1, 2008, the Company signed a services agreement which requires that the Company pays a rent in the amount of $5,200 per month for office space.

(4)
The Company has recorded an asset retirement obligation, which reflects the present value of the estimated amount of undiscounted cash flow required to satisfy the asset retirement obligation in respect of the MATOUSH PROPERTY. The primary component of this obligation is the removal of equipment currently used at the site. If the Company decides not to go into production on the property, it is assumed that the asset retirement obligation will be incurred in 2012 for an amount of $200,000. Should the Company decide to proceed with a production decision on the MATOUSH PROPERTY, the obligation will be realized further into the future. “

Related-Party Transactions, page 74

13.           Pursuant to Item 404 of Regulation S-K, the Company has interpreted the reference to “particular related person” to be the management service company, BBH Géo-Management Inc. (“BBH”), and their “interest in the transaction” to be those transactions between BBH and the Company that are a direct result of services being provided to the Company by personnel employed by BBH, or fees charged by BBH for other services provided, and not to include third-party transactions that may be charged to BBH and subsequently recharged to the Company.

The Company will exclude from its discussion in this letter any transactions that are not in excess of US$120,000, as defined in rule 220.404(a). For the purpose of this response and this response only, the Company will use the term “Professional Services” to include those captions listed at Item 7 MD&A subheading Related-Party Transactions of its Form 10-K for the year ending December 31, 2009 as “Consultants and subcontractors”, “Professional fees”, “Legal expenses”, and “Investor relations”.

The Professional Services transactions represent the service time, charged on an hourly basis, that BBH personnel provide to the Company.  Because BBH is a private company the information concerning the remuneration paid by BBH to the employees is considered confidential information and protected as such by the laws of Quebec in Canada, except for the salary and other advantage obtained by the executive officers of the Company, from BBH, for the services rendered to the Company which are required to be communicated to shareholders in the Management Information Circular filed as Exhibit 22 of Form 10-Q for the period ended March 31, 2010.  Therefore, the Company is unable to comment further on this subject unless it obtains an individual written consent of each employee or consultant of BBH. Also the Company is not entitled pursuant to laws of Quebec to verify the accounting books of BBH, a private company furnisher of services, to enquire as to the approximate dollar value of the particular related person's interest in the transactions pursuant to the Services Agreement. However, the Audit Committee and the Company’s internal control over financial reporting monitor on a regular basis all amounts paid to BBH by the Company pursuant to the Services Agreement.

The related party transaction “Management Fees” represent a percentage charged on each exploration related invoice.  These fees are described in the Services Agreement between BBH and the Company. The Company has noted on page 75 of Item 7 MD&A that the Management Fees for the MATOUSH PROPERTY were reduced from 10% in 2007 to 5% as of August 1, 2008.

The amounts billed in both Professional Services and Management Fees are a direct result of services provided directly to the Company by BBH and do not include third party transactions that were recharged to the Company by BBH.

Controls and Procedures, page 86

Internal Control over Financial Reporting, page 86

14.           We confirm that the framework used by the Company to evaluate the effectiveness of internal control over financial reporting is consistent with the framework used by the accountants of the Company, based on criteria established in Risk Management and Governance/Guidance on Control, published by the CICA’s Criteria of Control Board.

15.   In future filings, we will correct the disclosure in Form 10-K in adding the following sentence:

“The Management concluded that the Company’s internal control over financial reporting, as of December 31, 2009, is effective.”

16.           In future filings, we will correct the disclosure in Form 10-K at Item 9A in adding the following sentence:

“The Management did not identify any change in internal control over financial reporting in connection with the evaluation required by paragraph (d) of §240.13a-15 or 240.15d-15 of Title 17: Commodity and Securities Exchanges that occurred during the Company’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Directors, Executive Officers and Corporate Governance. page 89

17.         In future filings, we will correct the omission at Item 10. Directors, Executive Officers and Corporate Governance, subsection e) Business experience of directors, officers and significant employee during the last five years-Mr. Marcel Bergeron, director and Member of the Audit Committee, (page 91) in replacing the last sentence under Mr. Bergeron’s biography with the following sentence:

“Between December 1995 and August 2005, he was on the Board of Directors of Fairstar Explorations Inc.”

18.           In future filings, we will revise our disclosure in Form 10-K at Item 10. Directors, Executive Officers and Corporate Governance, subsection f ) Involvement in certain legal proceedings to correct the first sentence so that it reads as follows:

  “None of the directors and executive officers mentioned above has been involved in the following legal proceedings in the last ten years:”

19.           In future filings, we could insert a new paragraph in the Form 10-K at Item 10. Directors, Executive Officers and Corporate Governance at subsection i) Corporate governance – Compensation Committee Report (page 96) to reconcile the statements made concerning the compensation awarded to Mr. Lachance in the form of allowance for the use of his personal car and the consultant fees paid for accounting services to a company under the control of Mrs. Ingrid Martin, Chief Financial Officer on a contractual basis, so that the last paragraph of this section reads as follow:

“Compensation Committee Report

There is no compensation committee in the Company and the Board of Directors does not issue a compensation report since the compensation and employment of the employees of the Management Company rendering services to the Company, is under the sole control and supervision of the Management Company which is responsible to provide its employees with salaries, social advantages, health insurances, governmental deductions for worker’s compensation programs and vacations.

The Company considered as of December 31, 2009 that the grant of Stock options to employees of the Management Company and consultants pursuant to the Stock Option plan objectives, the monthly allowance paid to Mr. Jean-Pierre Lachance, Executive Vice-President for the use of his personal car and the fees paid by the Company on a contractual basis for accounting services to a company under the control of Mrs. Ingrid Martin, Chief Financial Officer did not require that the Board of Directors issues a compensation report since these particular attributions were already fully documented in registers and agreements.“

Executive Compensation. page 96

20.           We take note of your comments and we have reviewed the references mentioned above. However, under the dispositions of Regulation 51-102 and Annex 51-102A5 of L’Autorité des marches financiers (Quebec Securities commission) delays are prescribed for the date of filing of Management Information Circular and Proxy solicitations (“Circular”), mailing of the Circular and date of information included in the Circular based on the date fixed for the Meeting of Shareholders. In future filings, depending on the date set for the Meeting of Shareholders for a specific year, the delay of 120 days after the end of the fiscal year, to amend Form 10-K, could be exceeded as it would have been in previous years. If such event occurs, in future filings, we will seek instructions from SEC before the expiration of the delay of 120 days.

21.           The Board of directors determines the compensation of its external directors in issuing directors’ fees for their presence to meetings of the Board and of the Audit Committee without any intervention of BBH. The directors’ fees are determined by the Board of directors and are publicly disclosed and available to all shareholders.

The Board of Directors determines also the stock options grants to the directors  and officers upon an annual basis without any intervention of BBH.

Regarding the compensation of named executive officers by BBH, BBH determines the range of remuneration of similarly experienced and qualified professionals and thus establishes a competitive and comparable internal range of salary levels for each respective position.  The Board of Directors is involved in those salary range determinations in approving the Services Agreement with BBH.

The Board of directors is also responsible for the ultimate election of those officers to their positions. Further, a Services Agreement has been signed between BBH Geo-Management Inc. and the Company. This Agreement has been reviewed and approved by the board of the Company and has been duly filed with the SEC as Exhibits 10.3 (French version) and 10.4 (English Language summary) in Form 10-Q for the period ended September 30, 2008.  All transactions between BBH and the Company are in accordance with this Agreement.  Quarterly, the Audit Committee receives a report of related party transactions. This report is reviewed in the absence of Mr. Guy Hebert.

The Board of directors has determined that utilizing an external management company is an effective mechanism for managing and reducing the risk of corporate obligations. These risks are borne within the management company and therefore the Company has limited its exposure and its potential obligations.

Further, BBH allows the Company to attract the necessary professionals needed to advance its exploration for uranium project. The Company is an exploration stage company without any revenue generating operations. In addition, because of the unique nature of the resource being developed, uranium, it is difficult to attract professionals with the necessary expertise and experience. The added security provided by a management services company such as BBH allows the Company access to professionals with the necessary level of expertise.

22.           Based on the parameters described in Accounting Standards Codification Topic 718 and the guidance provided in SEC Release No. 33-9089, the Company determined aggregate grant date fair value of the options granted using the Black-Scholes-option pricing model. The assumptions used were as follows:

Page 98, December 31, 2009 Form 10-K, Section 11.(a)
	2009	2008	2007

Risk-free interest rate	1.88%	2.46%	3.06
Expected life	2 years	1year	1 yr
Expected volatility	97.09%	101%	103%
Expected dividend yield	0.0%	0.0%	0.0%

For example, for the options granted to Mr. Guy Hebert, President and Chief Executive Officer, the price at the grant date was C$0.86 and the exercise price was C$1.00.  Using the assumptions disclosed in the Form 10-K, and applying them to the Black-Scholes model, the result is as follows (these figures are in Canadian Dollars):

S = stock price	0.86$
X = strike price	1.00$
t = time remaining	2 years
r = current continuously compounded risk-free interest rate	1.890%
v = annual volatility of stock price	97.09%

Using the exchange rate noted at the beginning of Item 11 on page 96 of Form 10-K of US$1.00 to C$1.0461, the result is a US$ value per option granted of US$0.39193.  Mr. Hebert was granted 100,000 options, for a total value of US$39,193, as noted in Item 11 on page 98.

Certain Relationships and Related Transactions, and Director Independence. page 106

23.           Prior to entering into related party transactions, the terms of those transactions are discussed by the Board of directors, in the absence of the related party representative.  A Services Agreement is signed to document those terms.  Quarterly, the Audit Committee receives a report of all related party transactions for review and discussion during the Board meeting.  The Board, as a whole, is therefore responsible for overseeing the related party transactions.

Principal Account Fees and Services in Canadian Dollars, page 107,

24.           The following sentence could be added in future filings at Item 14: Principal Accounting Fees and Services: “There were no services provided under the subheadings: (2) Audit-Related Fees, (3) Tax Fees, or (4) All Other Fees for which pre-approval and represented variations of estimated fees of less than 5% of the Audit Committee’s pre-approved fees were waived.”

Exhibit 31.1 and Exhibit 31.2

25.           In future filings we will revised the Exhibit 31.1 and Exhibit 31.2 to insure that the text of the certifications match exactly the form under Item 601 (b) (31) of Regulation S-K. We will correct also misspelling and reference to appropriate period.

Notes to Financial Statements, page 5 Note 4 - Prior Years' Restatements, page 9

26.         Regarding the magnitude of the adjustments, the amounts were cumulative of interpretations and transactions that occurred over several years. That is, the magnitude of the adjustments in each individual year was not considered to be significant to the overall expenditures of the Company.

It should also be noted that the adjustments and restatements were a result of the Company’s own research and analysis and ongoing performance of controls and were not accounting adjustments required neither by its external auditors nor by any regulatory authority. The adjustments were identified and determined appropriate through processes internal to the Company.

The adjustments that are described in Note 4 and that were effected in the restatement of prior years’ financial statements were a derivative of interpretations of Quebec tax legislation and the corresponding accounting impact of the change in those interpretations. Both Revenue Quebec and the Company had in place controls and processes to ensure appropriate application of the tax legislation, however, each interpreted certain items differently and only resolved their interpretation differences after more exhaustive discussions had concluded. The Company, in applying its controls engaged expert consultants whose competency had been reviewed, and appropriately performed its control of reviewing the results of those expert consultants’ work.

The original accounting treatment had been correct; however there was an accounting impact as a result of accepting the Quebec Revenue Agency’s interpretation on several of the items in question.  Immediately after the Company and the Quebec Revenue Agency had concluded their process and each had accepted to amend their mutual interpretations, the Company reflected the impact of the changed interpretations in the restated financial statements.

The restatement related to the reclassification between Deferred Exploration Expenses and Fixed Assets, does not indicate a deficiency in controls because it was not a correction of an error but a change between two acceptable accounting policies and did not have any income statement impact because it was only a reclassification between two long-term assets. Further, even if the classification has an impact on the amortization of property plant and equipment, the amortization charge was then capitalized in deferred exploration costs. The change was made in order to reduce the number of differences between the tax classification and accounting classification, the Company decided to amend its financial statements according to the tax classification. Both the original and amended accounting classification are in accordance with GAAP.

For the US GAAP restatement, the Company recognizes there was an error but maintains that appropriate controls and procedures were in place. The Company engaged an expert, whose credentials had been verified, to assist the Company in preparing the US GAAP reconciliation note. In reviewing the work of that expert, it was determined an adjustment was required.  Therefore, for a control perspective the right controls and procedures were in place. The controls when engaging an external expert are to ensure that the consultant has the right expertise and experience and to perform an internal review of the work performed by the consultant.

Financial Statements

Note 3 - Accounting Policies, page 7

Property and Equipment and Amortization. page 7

27.           Future filings will include disclosure describing the Company’s basis for recording property, plant and equipment.

28.           Future filings will include disclosure to indicate that the subtotal “Changes in non-cash working capital items” is not permitted under U.S. GAAP.

Engineering Comments

Matoush Project page 14

29.           The Company will adjust in future filings in replacing the sentences stating the increase of assets only in units of salable product of uranium or “pounds” by the following expression “● tonnes grading ●%U3O8 containing ●pounds of U3O8 “.

At page 14 of Form 10-K, the following sentence could be adjusted  in future filings as follows:

“In 2008, a total of 119 holes were drilled on the MATOUSH PROJECT for a total of 59,603 meters leading to the delineation of Indicated mineral resources of 436,000 tonnes grading 0.776% U3O8 containing 7.46 million pounds U3O8 and Inferred mineral Resources of 1,157,000 tonnes grading 0.501% U3O8 containing 12.78 million pounds U3O8 as reported in Item 2: Properties-Technical Reports of Form 10K for the year ended December 31, 2008.”

Technical Reports page 25

30.   In September 2008, Scott Wilson Postle Associates (“Scott Wilson RPA”) in its National Instrument 43-101 resource estimate entitled: Technical Report on the Mineral Resources Update for the Matoush Uranium Project Central Quebec, Canada dated September 16, 2008 does not indicate in its report the basis for the use of US$55/lb and assumed operating costs to estimate the cut-off grade of 0.05% U3O8 for the mineral resource estimate. This price is however within the range of the Uranium Spot price history of US$53/lb during this month of 2008 and a three-year average Uranium Spot price of US$59.20./lb. In December 2008, Scott Wilson RPA with the participation among others experts, including SD Energy Associates Ltd. (SD Energy) for marketing and price determination prepared a Scoping Study report entitled: Technical Report on the preliminary assessment of the Matoush Project, Central, Québec, Canada, NI 43-101 Report dated December 17, 2008 (“Scoping Study”). The market study included in the Preliminary Assessment established a long-term uranium price of US$75/lb of U3O8 for the Base Case.

In September 2009, Scott Wilson RPA has updated the NI-43-101 compliant resource estimate for the Matoush project based on drill results available as of September 1, 2009 and using similar methods as applied in the previous estimate of September 2008 but using a cut-off grade of 0.10% U3O8 for the mineral resource estimate using a U3O8 price of US$75/lb and assumed operating costs. This latter price has been taken from the Scoping Study to estimate the cut off grade for the mineral resources estimate update in 2009.

Since the increase in price used by Scott Wilson RPA increased the estimation of the cut-off grade to estimate the mineral resources from 0.05% to 0.10%, Table 2 at page 27 of Form 10-K described in details the difference in number of resources for several cut-off grades indicating the resource on the Matoush property to be relatively insensitive to cut-off grades between 0.05% to 0.2%.

31.         In future filings, we could add in the Form 10-K in Item 2 PROPERTIES TECHNICAL REPORTS REVISION OF PRELIMINARY ASSESSMENT, FEBRUARY 2010 a discussion in regards to the current price of Uranium based on the market study prepared by SD Energy Associates Limited so that the last paragraph of this section could read as follows:

 “According to management of the Company, regardless of the significant inflation in operating costs in the industry, the MATOUSH PROJECT indicates stronger economics, compared to the initial scoping study. Despite a possible price decrease, based on the Pricing Trends Update prepared by SD Energy Associates Limited in this Preliminary Assessment, it is still possible to see the economics improve based on a long term analysis of supply and demand for uranium. During 2008, the uranium spot price indicator dropped by $40/lb and since then has remained in the $40s with occasional forays into the low $50s. Term price indicators fell from $90/lb to $70/lb during 2008 and are as of now under $60/lb. The Company continues to evaluate different engineering alternatives to enhance the project’s economics, such as the use of windmills to produce electricity. The Company plans to expand mineral resources on the MATOUSH PROPERTY with an ongoing drilling program of approximately 120,000 meters in the years 2010 and 2011.”

Apple Property page 50

32.
The Company considered that it provided sufficient information at page 49 of Form 10-K, including the caution required by NI-43-101 to warn about the danger to rely on this historical resource estimates and had identified the source, the date, the relevance as to the potential for uranium mineralization of the property and also that the historical grade and tonnage estimate covered all categories.

This historical resource estimate has been obtained in a written memorandum of The International Nickel Company of Canada dated of November 22, 1974 and deposited as GM 57894 with the Ministry of Natural Resources of Quebec entitled: “SAKAMI PROJECT: TONNAGES AND GRADES” and was also mentioned in Strateco Resources Inc.-Apple Project-Technical Report NI-43-101-June 2, 2008 prepared by Scott Wilson RPA as follows:

“Table 6-1 APPLE PROPERTY HISTORICAL (1974) ESTIMATE
Strateco Resources Inc.-Apple Property as follows:

U308 Cut-Off at a Tonnage factor of 12 ft.3/ton
__________________________________________

Proven	1,781,000 tons @ 0.055% U308
Probable	2,556,000 tons @ 0.056% U308
Possible	5,028,000 tons @ 0.053% U308
Total	9,365,000 tons @ 0,054% U308

In Scott Wilson RPA’s opinion, the 1974 “mineral resources” for the Apple property as presented in Table 6-1 are relevant, as they indicate the potential for uranium mineralization. However, these estimates are not reliable as they predate NI-43-101 and cannot be verified. Scott Wilson RPA cautions that these historical estimates should not be relied upon.”

The Company does not plan to insert in the Form 10-K the preceding additional information, since these historical categories “proven”, “probable” or “possible” are no more defined for the reader comprehension in Form 10-K and the warning pursuant to NI-43-101 about historical estimates was appropriate to warn the reader that this historical estimate had not been classified by a qualified person as current mineral resources or mineral reserves and that the reader should not rely upon this historical estimate.

The Company could however add a mention in future filings that the categories used by Canico predated NI-43-101 in the sentence that present the results so that the sentence reads as follows:

“From 1972 to 1975 Canadian Nickel Company (Canico) drilled 66 holes for a total of 14,445 metres on Apple in order to evaluate the uranium potential. In the end of 1974, Canico completed a historical grade and tonnage estimate in all categories (predating NI-43-101 categories) of 9,365,000 tons grading 0.054% U3O8. Their resource estimate was prepared only for a strike length of approximately 1,000 m and to a depth of approximately 300 m; the mineralized horizon remaining opened at depth.”

Form 10-Q for Fiscal Quarter Ended March 31, 2010, Exhibit 22

33.   The amounts paid to BBH Géo-Management Inc. (“BBH”) by the Company exceed those salaries paid to each of the named executive officers by BBH. These amounts paid to BBH by the Company represent the fees paid for consulting services rendered by the employees of BBH to the Company, while the salaries disclosed in the Management information Circular produced as Exhibit 22 of Form 10-Q for the period ended March 31, 2010 represent the salaries paid by BBH to those named executive officers.

The difference between the two relates to the margin charged by BBH to cover social benefits and the various tax elements associated with employee service contracts in Canada, including a profit element.  The Company has performed an exercise comparing the consulting fees charged by BBH to fees charged by consultants and executive officers of similar expertise and experience.  For example, the Company compared the daily rate charged by an executive officer and senior geologist of BBH for services rendered to the Company and the daily rates charged by two other third party consultants contracted by the Company, for the services of geologists of comparable experience and expertise. These third parties fees are respectively 20% and 30% higher than the daily rate charged by the employee of BBH rendering services to the Company as executive officer and senior geologist.

The Services Agreement between BBH and the Company provides that the hourly rate of salary of employees of BBH is multiplied by 1.85 before to be billed to the Company and that this amount includes all regulatory obligations that BBH must meet as sole employer of these employees and the financial risks related to salaries obligations. The Company Executive Officers, employees of BBH are treated on the same basis pursuant to the Services Agreement than the other employees of BBH to the exception of a car use allowance for Mr. Lachance. The 1.85 multiplication factor is based on industry standards and is average or lower than fees charged with other management companies offering the same services in the industry.

Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010

34.   We take note of these changes; we reviewed the dispositions mentioned in your comments and we will file accordingly a Form 8-K within four business days of the end of the Meeting next year and will file the same information that we filed on SEDAR within 10 days of the Meeting held in May 2010 on EDGAR in the following days to correct the situation for this year. In reviewing this comment it appears that Regulation S-K Item 601 (22) as of September 30, 2010 on the web site of Corporation finance-Statutes-Rules and Regulations was not amended to remove the reference to “Item 4 of Part II of Form 10-Q” or “Item 4 of Part 1of Form 10-K” in the specific section “Published report regarding matters submitted to vote of security holders”. However we understand from your precedent comment number 20 and the table of Item 601 that it should however be filed as Exhibit 22 to Form 10-K for all other matters than the one treated in Form 8-K.

We join a statement of the Company acknowledging that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In thanking you for your comments,

Best regards,

(signed) Guy Hébert
____________________
Guy Hébert, President and Chief Executive Officer

STATEMENT

I, Guy Hébert, President of the Company declares that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
Staff comments from the U.S. Securities and Exchange Commission (“Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: October 21, 2010

(Signed) Guy Hébert
__________________________
Guy Hébert, President
For Strateco Resources Inc.